SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair ANNOUNCES 40th BASE AT KAUNAS (Lithuania)

18 routes & UP TO 1M paX P.A. AT RYANAIR'S FIRST CENTRAL EUROPEAN BASE

Ryanair, the world's favourite airline, today (9th Feb 10) announced it would open its 40th (and first Central European) base at Kaunas (Lithuania's second largest city) in May with 2 based aircraft and 18 routes (9 new).  Ryanair's new base will deliver up to 1m passengers p.a. and sustain 1,000 jobs at Kaunas with over 120 weekly flights as Ryanair invests over $140 million at Kaunas Airport.

Ryanair also confirmed that it is in continuous negotiation with four other Central European airports to open bases and give consumers a choice and much lower fares than the high fares being charged by Air Baltic, WizzAir and other Central European airlines.

Ryanair celebrated its new Kaunas base by releasing 1 million €5 seats for travel on Mondays, Tuesdays, Wednesdays and Thursdays on over 500 routes across its European network, in March.  These €5 seats are available for booking onwww.ryanair.comuntil midnight Thursday (11th Feb).

In Kaunas today, Ryanair's Michael O'Leary said:

"Ryanair is delighted to announce Kaunas as our 40th base with 18 routes from May 2010 which go on sale onwww.ryanair.comtomorrow. Lithuanian consumers/visitors can beat the recession and escape Air Baltic's high fares by choosing Ryanair's lowest fares and our no fuel surcharge guarantee to 18 exciting destinations all over Europe including Germany, Italy and Spain among others.  Ryanair's 1m passengers p.a. will sustain up to 1,000 jobs at Kaunas Airport".

Ryanair's Kaunas routes from May 2010

New	Existing
Barcelona	Birmingham
Berlin	Bremen
Dusseldorf	Bristol
Edinburgh	Brussels
London (Gat)	Dublin
Milan	Frankfurt
Oslo	Liverpool
Paris	London (Lut)
Tampere	London (Stan)

Ends.                                                         Tuesday, 9th February 2010

For further information:
Stephen McNamara – Ryanair               Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271                            Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  9 February, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary